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October 22, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Shih-Kuei Chen

Erin E. Martin

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	VMG Consumer Acquisition Corp. Draft Registration Statement on Form S-1 Submitted September 7, 2021 CIK No. 0001875943

Ladies and Gentlemen:

On behalf of VMG Consumer Acquisition Corp., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 30, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form S-1, filed on October 22, 2021 (the “Registration Statement”), which has been revised to address the Staff’s comments and certain other updates. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Draft Registration Statement that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Capitalization, page 82

October 22, 2021 Page 2

1.

We note that you are offering 20,000,000 shares of Class A common stock as part of your initial public offering of units, but only show 18,951,927 shares of Class A common stock subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer in concluding that all 20,000,000 shares of Class A common stock were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response:  Subsequent to the Registrant’s submission of the Draft Registration Statement on Form S-1 with the Commission, the Registrant amended its form of amended and restated certificate of incorporation (the “Current Charter”).

The Current Charter will exclude a previous requirement for the Registrant to retain “at least $5,000,001” or 500,001 shares of Class A common stock upon exercise of the holders’ Redemption Rights. When applying ASC 480-10-S99-3A to the terms of the Current Charter, the Registrant concluded that 20,000,000 Class A common stock should be reflected as being subject to possible redemption.

ASC 480-10-S99-3A:

“ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. As noted in ASR 268, the Commission reasoned that “there is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital” [emphasis added].”

Based on the Current Charter, the Registrant agrees that its Registration Statement should reflect 20,000,000 shares of Class A common stock outside of permanent equity in accordance with ASC 480-10-S99-3A. In addition to this response, the Registrant is concurrently filing the Registration Statement to reflect the terms of the Current Charter and its effect on the Capitalization table.

* **

October 22, 2021 Page 3

October 22, 2021 Page 4

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1311 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ryan J. Maierson

Ryan J. Maierson

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Aarti Kapoor, Chief Executive Officer, VMG Consumer Acquisition Corp.

Angad Hira, Chief Financial Officer, VMG Consumer Acquisition Corp.